THE RBB FUND, INC.

Bellevue Corporate Center

301 Bellevue Parkway

Wilmington, Delaware 19809

May 1, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”)/Proxy Materials
(1933 Act Registration No. 33-20827) (1940 Act Registration No. 811-5518)

Ladies and Gentlemen:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Materials for the Company.  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments on the Preliminary Proxy Materials may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Materials.  The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

The RBB Fund, Inc.

By:	/s/ Salvatore Faia
Salvatore Faia
President

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

May 1, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Kim Browning

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) —
Response to Examiner Comments on Preliminary Proxy Materials

Dear Ms. Browning:

This letter responds to your comment on the above-referenced Preliminary Proxy Materials filed on April 12, 2012 in connection with an Annual Meeting of Shareholders of The RBB Fund, Inc. (the “Company”) being held to (i) approve the election of directors to the Board of Directors of the Company, (ii) to ratify the selection of Ernst & Young LLP as independent registered public accounting firm for the fiscal year ending August 31, 2012, and (iii) to ratify the selection of PricewaterhouseCoopers LLP as independent registered public accounting firm for the fiscal year ending August 31, 2012.

1.                                       Comment:  Please delete the last sentence of the paragraph under the heading “Nominee Experience, Qualifications, Attributes and/or Skills” on page 8.

Response: Registrant will revise the proxy statement as requested.

We trust that the foregoing is responsive to your comment.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann